JEFFERIES LLC
520 Madison Avenue
New York, New York 10022

June 10, 2024

VIA EDGAR

Benjamin Holt
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Perceptive Capital Solutions Corp
Registration Statement on Form S-1
Filed May 21, 2024, as amended
File No. 333-279598

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Perceptive Capital Solutions Corp that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern time on Tuesday, June 11, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 300 copies of the Preliminary Prospectus dated May 21, 2024 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,
JEFFERIES LLC
By:	/s/ Tina Pappas
Name: Tina Pappas Title: Managing Director
As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]